UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO
SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

(Name of Subject Company)

Series B (CPA 14) of Tender Investors, LLC,

which is managed by

Tender Investors Manager LLC,

whose sole member is

Apex Real Estate Advisors, LLC

 (Name of Filing Persons - Offerors)

SHARES OF COMMON STOCK, PAR VALUE $0.001

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Brent Donaldson

Series B (CPA 14) of Tender Investors, LLC,

a Delaware series limited liability company

c/o Tender Investors Manager, LLC

6114 La Salle Ave., #345

Oakland, CA 94611

Tel: 510.619.3636

Fax: 925.403.7967

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*                                                       Amount of Filing Fee      $5,280

$26,400,000

*For purposes of calculating the filing fee only. Assumes the purchase of 4,400,000 Shares at a purchase price equal to $6.00 per Share in cash.

☒        Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:      $5,280

Form or Registration:           Schedule TO

Number:                                 File No. 5-85587

Filing Party:                           Series B (CPA 14) of Tender Investors, LLC

Date Filed:                             July 28, 2010

☐        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒        third party tender offer subject to Rule 14d-1.

☐        issuer tender offer subject to Rule 13e-4.

☐        going private transaction subject to Rule 13e-3.

☐        amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:        ☐

TENDER OFFER

This Amendment No 1 to the Schedule TO filed on July 28, 2010 by Series B (CPA 14) of Tender Investors, LLC, a Delaware series limited liability company (“Purchaser”), relates to the offer (the “Offer”) commenced on July 28, 2010 (the “Offer Date”) to purchase up to 4,400,000 shares of common stock (the “Shares”) of Corporate Property Associates 14 Incorporated (the “Company”), the subject company, at a purchase price equal to $6.00 per Share, is being filed to terminate such Offer effective August 12, 2010. No shares were tendered pursuant to the Offer.

SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 12, 2010

SERIES B (CPA 14) OF TENDER INVESTORS, LLC, A DELAWARE SERIES LIMITED LIABILITY COMPANY By: Tender Investors Manager, LLC Its: Manager
By: Apex Real Estate Advisors, LLC Its: Manager
/s/Brent R. Donaldson By: Brent Donaldson Its: Managing Principal